Christopher E. Kevane General Counsel Telephone: (480) 606-3221 Facsimile: (480) 606-3415

October 13, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Rural/Metro Corporation
Preliminary Proxy Materials
File No. 000-22056

Ladies and Gentlemen:

On behalf of Rural/Metro Corporation, a Delaware corporation (the “Registrant”), filed herewith via the EDGAR filing system, pursuant to Rule 14(a)-6 under the Securities Exchange Act of 1934, as amended, and under cover of Schedule 14A, are preliminary copies of: (i) the notice to holders of the Registrant’s common stock, par value $0.01 per share (the “Common Stock”), of the annual meeting of stockholders to be held on December 1, 2006 (the “Annual Meeting”); (ii) the proxy statement relating to the Annual Meeting; and (iii) the form of proxy card relating to the Annual Meeting (collectively, the “Proxy Materials”).

The Registrant is filing the Proxy Materials in preliminary form only because the Registrant has commented on or referred to a solicitation in opposition that the Registrant believes will be commenced by Accipiter Life Sciences Fund, LP and its affiliates.

The Registrant hereby respectfully requests that any Staff comments regarding the preliminary Proxy Materials be directed to the undersigned, with a copy to Akiko Mikumo, Esq. of Weil, Gotshal & Manges LLP (Fax: 212-310-8007), as promptly as practicable so that definitive Proxy Materials can be mailed to holders of the Registrant’s Common Stock on or about October 30, 2006.

If the Staff has any questions regarding the preliminary Proxy Materials, they should call the undersigned at 480-606-3221 or Akiko Mikumo at 212-310-8308.

Respectfully Submitted, Rural/Metro Corporation

/s/ Christopher Kevane
Christopher Kevane General Counsel

Enclosures

cc: Akiko Mikumo, Esq.

9221 East Via de Ventura     Scottsdale, Arizona 85258

Phone (480) 994-3886     Fax (480) 606-3415